     EXHIBIT 99.2
Mitteldeutsche Braunkohlengesellschaft mbH, Theissen
Report on the audit of the consolidated financial statements in accordance with German GAAP and of the US GAAP reconciliations as of December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005

Mitteldeutsche Braunkohlengesellschaft mbH

REPORT OF INDEPENDENT AUDITORS
To the Shareholders of
MIBRAG mbH
Theissen, Germany
     We have audited the accompanying consolidated balance sheets of Mitteldeutsche Braunkohlengesellschaft mbH and its subsidiaries (MIBRAG or Group) as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in Germany and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MIBRAG as of December 31, 2005 and 2004 and the consolidated results of its operations and cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in Germany.

     Generally accepted accounting principles in Germany vary in certain significant respects from generally accepted accounting principles in the United States of America. We have audited the effect of applying accounting principles generally accepted in the United States of America on the results of operations for each of the years in the three-year period ended December 31, 2005 and on shareholders’ equity as of December 31, 2005 and 2004. In our opinion, the effect of applying accounting principles generally accepted in the United States of America on the results of operations for each of the years in the three-year period ended December 31, 2005 and shareholders’ equity as of December 31, 2005 and 2004 is fairly presented in Note C to the consolidated financial statements.
Deloitte & Touche GmbH
Wirtschaftspruefungsgesellschaft
Leipzig, Germany
February 6, 2006

Mitteldeutsche Braunkohlengesellschaft mbH
Consolidated Statements of Income
in thousands of Euro (TEUR)

	Year ended December 31,
	2005	2004	2003
Sales revenue	291,108	293,564	303,856
Changes in inventories	5,838	(1,133)	5,372
Own costs capitalized	11,668	12,913	1,467
Other operating income	40,007	38,402	42,719

Total performance	348,621	343,746	353,414

Cost of materials	82,729	82,469	90,829
Personnel expenses	101,573	103,535	99,992
Depreciation on intangible and tangible fixed assets	69,747	66,594	69,582
Other operating expenses	45,072	44,859	50,158

Total operating expenses	299,121	297,457	310,561

Operating result	49,500	46,289	42,853

Income from associated company and from companies in which participations are held	208	178	920
Income from financial assets	1,266	1,565	1,848
Depreciation on financial assets and short term investments	0	(1)	(390)
Interest income	1,726	2,754	3,461
Interest expense	(10,510)	(9,324)	(10,435)

Net income from ordinary activities	42,190	41,461	38,257

Income taxes	2,705	3,263	47
Other taxes	5,724	5,584	5,150

Net income	33,761	32,614	33,060

See accompanying Notes to Consolidated Financial Statements,

Mitteldeutsche Braunkohlengesellschaft mbH
Consolidated Balance Sheets
in thousands of Euro (TEUR)

	At December 31,
	2005	2004
ASSETS
Non-current assets
Intangible assets
Concessions, trade marks, patents and licenses	248,460	256,148

Property, plant and equipment
1. Land and mining property	150,485	158,377
2. Buildings	45,148	46,180
3. Strip mines	55,694	47,210
4. Technical equipment and machinery	195,345	187,609
5. Factory and office equipment	24,894	23,853
6. Payments on account and assets under construction	19,658	20,672

	491,224	483,901

Financial assets
1. Participations (including associated company)	12,594	12,398
2. Loan receivable from participation	4,549	4,924
3. Other loan receivables	10,626	15,288

	27,769	32,610

Total non-current assets	767,453	772,659

Overburden	156,033	149,813

Current assets
Inventories
1. Raw materials and supplies	5,303	5,956
2. Finished goods	1,095	1,477

	6,398	7,433
Receivables and other assets
1. Trade receivables	34,780	31,151
2. Receivables from enterprises in which participations are held	577	521
3. Other assets	13,502	13,372

	48,859	45,044
Investments
Other investments	36,534	36,537

Cash and cash equivalents	2,774	19,248

Total current assets	94,565	108,262

Prepaid expenses	7,792	7,511

TOTAL ASSETS	1,025,843	1,038,245

See accompanying Notes to Consolidated Financial Statements

Mitteldeutsche Braunkohlengesellschaft mbH
Consolidated Balance Sheets
in thousands of Euro (TEUR)

	At December 31,
	2005	2004
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ Equity
Subscribed capital	30,700	30,700

Capital reserve	293,191	293,191

Balance Sheet Profit : TEUR 43,544; 2004: TEUR 35,296
Less: Interim dividend paid: TEUR 22,000; 2004: TEUR 12,500	21,544	22,796

Minority interest	(35,002)	(37,850)
thereof net income for the year:
TEUR 13,013 (2004: TEUR 11,500)

Total Shareholders’ Equity	310,433	308,837

Special item for investment subsidies and incentives	308,430	330,158

Provisions
1. Accruals for pensions and similar obligations	10,601	11,391
2. Taxation accruals	1,259	3,531
3. Environmental and mining provisions	197,441	192,500
4. Other accruals	20,128	22,606

	229,429	230,028

Liabilities
1. Liabilities to banks	147,584	140,078
2. Payments received	59	88
3. Trade payables	15,075	14,555
4. Payables to participations	2,613	2,253
5. Other payables	12,205	12,231

	177,536	169,205

Deferred income	15	17

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	1,025,843	1,038,245

See accompanying Notes to Consolidated Financial Statements

Mitteldeutsche Braunkohlengesellschaft mbH
Consolidated Statements of Cash Flows
in thousands of Euro (TEUR)

	Year ended December 31,
	2005	2004	2003
Net income for the year	33,761	32,614	33,060
Depreciation on tangible, intangible and financial assets	69,747	66,594	69,582
Write-up of tangible assets	0	0	(3,976)
Increase in medium- and long-term accruals	6,094	7,949	5,803
Other non-cash income and expenses	(21,923)	(21,663)	(22,334)

Cash earnings according to DVFA/SG	87,679	85,494	82,135

Increase/decrease in overburden	(6,220)	1,014	(5,520)
Gains/losses from disposal of assets	(268)	198	(571)
Increase/decrease in inventories, trade receivables and other assets	(3,058)	11,827	57,988
Increase in trade payables and other liabilities	(6,147)	(16,955)	(48,741)

Cash flow from operating activities	71,986	81,578	85,291

Capital expenditures on fixed assets	(69,845)	(47,603)	(58,041)
Proceeds from disposal of fixed assets	731	367	471
Acquisition of securities	(1)	(364)	(2)
Proceeds from disposals of securities	5,037	5,120	3,954

Cash flow used by investing activities	(64,078)	(42,480)	(53,618)

Disbursements to minority shareholders	(10,165)	(9,623)	(9,356)
Disbursements to shareholders (dividends and distributions)	(22,000)	(12,500)	(10,500)
Cash inflow from borrowing	71,000	0	0
Cash outflow from repayment of bank loans	(63,217)	(21,956)	(17,490)

Cash flow used by financing activities	(24,382)	(44,079)	(37,346)

Change in cash and cash equivalents	(16,474)	(4,981)	(5,673)
Opening balance of cash and cash equivalents	19,248	24,229	29,902

Closing balance of cash and cash equivalents	2,774	19,248	24,229

Supplemental information:
Income taxes paid	4,931	67	23
Interest paid	10,786	9,109	9,730
See accompanying Notes to Consolidated Financial Statements

Mitteldeutsche Braunkohlengesellschaft mbH
Consolidated Statements of Shareholders’ Equity
in thousands of Euro (TEUR)

	Subscribed	Capital	Capital	Balance	Minority
	capital	increase	reserve	sheet profit/	Interest	Total
				net profit
Balance as of January 1, 2003			293,221	3,790	(42,569)	285,142

Net income 2003				20,862	12,198	33,060
Transfer to capital reserve			(30)	30
Distributions				(10,500)		(10,500)
Disbursements to minority shareholders					(9,356)	(9,356)

Balance as of December 31, 2003	30,700	0	293,191	14,182	(39,727)	298,346

Net income 2004				21,114	11,500	32,614
Transfer from capital reserve
Distributions				(12,500)		(12,500)
Disbursements to minority shareholders					(9,623)	(9,623)

Balance as of December 31, 2004	30,700	0	293,191	22,796	(37,850)	308,837

Net income 2005				20,748	13,013	33,761
Transfer from capital reserve
Distributions				(22,000)		(22,000)
Disbursements to minority shareholders					(10,165)	(10,165)

Balance as of December 31, 2005	30,700	0	293,191	21,544	(35,002)	310,433

See accompanying Notes to Consolidated Financial Statements

NOTE A ORIGINATION AND NATURE OF BUSINESS
ORIGINATION: For decades, raw brown coal is being mined in the Mid-German area by Mitteldeutsche Braunkohlengesellschaft mbH (“MIBRAG” or “MIBRAG mbH” or “Company”) and its predecessors. The current MIBRAG mbH was created from the split-up of MIBRAG AG, which had been previously owned by the Treuhandanstalt (the German government privatization agency), into three separate entities. Effective January 1, 1994 a consortium comprising of NRG Energy, Inc. (“NRG”), Washington Group International Inc. (formerly Morrison Knudsen Corporation) (“Washington Group”) and PowerGen plc. (“PowerGen”) jointly acquired 99 % of the active mining, power generation and related assets and liabilities from the Treuhandanstalt through its Dutch holding company, MIBRAG B.V. The remaining 1 % was transferred on December 18, 1996 from the German government privatization agency to Lambique Beheer B.V., Amsterdam, a subsidiary of NRG, WGI Netherlands B.V. (formerly Morrison Knudsen B.V.), Amsterdam, and PowerGen Netherlands B.V., Amsterdam, in equal portions (1/3%) for each partner. In April 2001 Washington Group and NRG performed a share buyback of PowerGen’s 33,33 % interest in MIBRAG; thus, resulting in Washington Group and NRG each owning 50 % of MIBRAG.
NATURE OF BUSINESS: The operations of MIBRAG mbH include two open-cast brown coal mines in Profen and Schleenhain and rights on future mining reserves. Operations also include over 200 mega watts of power generation. A significant portion of the sales of MIBRAG is made pursuant to long-term coal and energy supply contracts.
NOTE B SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION: The consolidated financial statements of MIBRAG mbH and subsidiaries have been prepared in accordance with the German Commercial Code, which represents accounting principles generally accepted in Germany (“German GAAP”). German GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). Application of US GAAP would have affected the results of operations for each of the years in the three-year period ended December 31, 2005 and shareholders’ equity as of December 31, 2005 and 2004 to the extent summarized in note C to the consolidated financial statements.
The figures shown in the following notes are stated in thousand of Euros (TEUR).
PRINCIPLES OF CONSOLIDATION: All material companies in which MIBRAG has legal or effective control are fully consolidated. In 2005, MIBRAG consolidated 6 (2004: 6, 2003: 6) domestic subsidiaries.

One significant investment, the Mitteldeutsche Umwelt- und Entsorgungs GmbH, Braunsbedra (“MUEG”), in which MIBRAG has an ownership interest of 50%, is accounted for in accordance with the equity method. This investment is referred to as an associated company in these financial statements.
All other investments are included at cost and are referred to as participations in these financial statements.
All significant intercompany accounts and transactions have been eliminated in consolidation.
USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.
TOTAL COST METHOD: The income statement has been presented according to the total cost (or type of expenditure) format as commonly used in Germany. According to this format, production and all other expenses incurred during the period are classified by type of expenses.
REVENUE RECOGNITION: The Company recognizes revenues from sales of products at the time persuasive evidence of an arrangement exists, delivery has occurred, the price to the customer is fixed, and collection is reasonably assured. When these four conditions are met, the Company recognizes revenues as it considers that revenues are realizable or realized and earned. Service revenue consists primarily of training, maintenance, and installation services and is recognized as the services are provided.
INTANGIBLE ASSETS: Intangible assets are valued at acquisition cost and are amortized on a straight-line basis over their respective useful lives (3 to 20 years).
PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment acquired is recorded on the basis of acquisition or manufacturing cost, including capitalized mine development costs, and subsequently reduced by scheduled depreciation charges over the assets’ useful lives as follows: buildings 3 to 50 years, technical facilities and machinery 4 to 25 years and facilities, factory and office equipment 5 to 10 years. The line item land and land rights refers to plots of land and buildings as well as mining properties. Land is principally accounted for at acquisition costs. If, after utilization in mining, the value of a piece of land is expected to be permanently impaired, it is written down to the lower value.

Maintenance and repair costs are expensed as incurred. Depreciation is computed principally by the straight-line method. The strip mines (exploration and mine development costs) are amortized using the unit-of-production costs (amortization period equals the life of the mines). Low value items are expensed in the year of acquisition. Opportunities for special tax deductible depreciation were utilized for both book and tax purposes in 1998 and prior years. This resulted in lower depreciation charges for German GAAP purposes over the remaining useful life of the prospective assets.
Impairment tests of long-term assets are made when conditions indicate a possible loss. If an impairment is indicated, the asset is written down to its estimated fair value. If, at a later date, the conditions leading to impairment no longer exist, the impairment loss is reversed up to the value of such assets, if the asset had not been impaired.
INVESTMENTS: The long-term loans and investments are recorded at cost.
OVERBURDEN: Overburden represents the costs of removing the surface above a coal field subsequent to the initial opening of the field to the extent that the removal exceeds what is needed for the current year’s coal extraction. These are costs incurred in advance in respect of future coal production. The overburden is valued on an average cost basis.
INVENTORIES: Inventories are carried at the lower of average or market cost. Obsolescence provisions are made to the extent that inventory risks are determinable.
SECURITIES: Securities held as fixed assets as well as marketable securities are valued individually at cost or at lower quoted or market values.
RECEIVABLES AND OTHER ASSETS: All receivables are valued at cost, reduced for appropriate valuation allowances.
CASH AND CASH EQUIVALENTS: Cash and cash equivalents include short-term, highly-liquid investments with remaining maturity dates of three months or less at the time of purchase.
SPECIAL ITEM FOR INVESTMENT SUBSIDIES AND INCENTIVES: To support the acquisition of certain tangible assets, investment allowances and subsidies were granted by the German federal government and the states of Saxony and Saxony-Anhalt. The application, conditions and payments of investment grants are governed by German law and regulations. Investment allowances and subsidies received and formally claimed are credited to the special item account. The special item is amortized into income over the normal operating useful lives of the underlying assets to which the allowances and subsidies relate.

As of January 1, 2002 MIBRAG acquired rights to transportation services of a railway company (TEUR 251,710) by partially waiving rights for future payments from the privatization agreement against the former shareholder Treuhandanstalt and debt of TEUR 8,963. The waiver of claims is presented on the balance sheet as deferred income in the line item special item for investment subsidies and incentives.
ACCRUALS FOR PENSION OBLIGATIONS: This accrual refers to one-time payments to non-tariff employees to which MIBRAG is committed on one side and to the compensation for lost pension credits to which MIBRAG is obliged if employees agree to take part in the Company’s early retirement program on the other side. The valuation is based on the net present value of the liability, assuming an interest rate of 6 % per annum. Insurance policies were entered into to cover MIBRAG’s obligation in the case that MIBRAG will not be solvent at the due dates of the payment.
ENVIRONMENTAL AND MINING PROVISIONS: Accruals for environmental and mining-related matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and utilization progress or as additional technical or legal information becomes available.
FAIR VALUE OF FINANCIAL INSTRUMENTS: The fair value of cash, accounts payable and receivable as well as short-term borrowings approximates book value because of the short maturity period and interest rates approximating market rates. The Company has determined the estimated fair value of long-term debt by using available market information and generally accepted valuation methodologies. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts.
LIABILITIES: Liabilities are shown at their repayment amounts.
PER SHARE AMOUNTS: Per share amounts are not disclosed in the financial statements. MIBRAG is a nonpublic enterprise.

NOTE C	SIGNIFICANT DIFFERENCES BETWEEN GERMAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The MIBRAG consolidated financial statements comply with German GAAP, which differs in certain respects from US GAAP. The significant differences that affect consolidated net income and shareholders’ equity of MIBRAG are set out below.

I. Application of the purchase method of accounting
The German GAAP financial statements include the historical cost book values of assets transferred from a predecessor company.
The acquisition of 99 % of the shares in MIBRAG mbH on January 1, 1994 by MIBRAG B.V. was accounted for using the purchase method of accounting. The purchase price adjustments to the historical cost basis have been pushed down to MIBRAG mbH for purposes of the reconciliation to US GAAP. The excess (TEUR 387,183) of the fair value of the net assets acquired over the purchase price was proportionally allocated to reduce the value assigned to non-current assets, excluding long-term investments.

Reconciliation to US GAAP
The following is a summary of the significant adjustments to net income for 2005, 2004 and 2003 and to shareholders’ equity at December 31, 2005 and December 31, 2004, which would be required if US GAAP had been applied instead of German GAAP.

		Year ended December 31,
	Note	2005	2004	2003
		TEUR	TEUR	TEUR
Net income as reported in the consolidated income statement under German GAAP		33,761	32,614	33,060

Adjustments required to conform with US GAAP:
Fixed assets	(1)	(5,967)	(6,332)	(3,542)
Relocation accruals	(2)	1,413	(372)	(669)
Investment in power plants	(3)	(2,066)	(2,356)	(2,635)
Interest capitalization	(4)	(435)	(435)	(435)
Receivable/payables at non-market interest rates	(5)	0	0	0
Overburden	(6)	4,775	7,884	11,702
Environmental and mining provisions	(7)	4,103	(1,491)	18,869
Pension obligations	(8)	(1,355)	682	(1,067)
Other	(9)	1,511	1,475	610
Realized gains and losses on securities	(10)	(596)	84	(389)

Net income in accordance with US GAAP		35,144	31,753	55,504

thereof:
Income from continuing operations		35,144	31,753	35,577
Cumulative effect of a change in accounting principle		0	0	19,927

		Year ended December 31,
	Note	2005	2004
		TEUR	TEUR
Shareholders’ equity as reported in the consolidated balance sheet under German GAAP		310,433	308,837

Adjustments required to conform with US GAAP:
Fixed assets	(1)	84,752	90,719
Relocation accruals	(2)	24,325	22,912
Investments in power plants	(3)	(44,698)	(52,799)
Interest capitalization	(4)	3,408	3,844
Overburden	(6)	(10,122)	(14,897)
Environmental and mining provisions	(7)	4,717	614
Pension obligations	(8)	(1,120)	235
Other	(9)	(3,513)	(4,990)

Shareholders’ equity in accordance with US GAAP		368,182	354,475

Reporting of statement of shareholders’ equity
Comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income”, includes the impact of other comprehensive income. These are revenues, gains, expenses and losses that under US GAAP are not included in net income.

	Year ended December 31,
	2005	2004	2003
	TEUR	TEUR	TEUR
Net income in accordance with US GAAP	35,144	31,753	55,504
Other comprehensive income/unrealized gains on marketable securities Reclassification adjustments for gains realized in net income	596	(84)	0
Unrealized holding gains/(losses) on securities	(33)	165	389

Comprehensive income	35,707	31,834	55,893

Statement of shareholders‘ equity:

	Year ended December 31,
	2005	2004	2003
	TEUR	TEUR	TEUR
Stockholders’ equity according to US GAAP before accumulated other comprehensive income	367,149	354,005	334,734
Accumulated other comprehensive income:
Unrealized holding gains/(losses) on securities	1,033	470	389

Total stockholders’ equity according to US GAAP including comprehensive income	368,182	354,475	335,123

II. Notes to significant US GAAP adjustments
1. Fixed assets
The differences relate primarily to the following:
•	In the US GAAP balance sheet as of January 1, 1994, fixed asset balances, other than financial assets, were adjusted to their fair market values, then reduced by the allocation of the difference between the net acquisition costs for the MIBRAG shares and the fair market value of MIBRAG’s net assets.

•	The depreciation period of long term assets are based upon periods acceptable for German tax purposes, which differ from the economic useful lives for US accounting purposes.

•	Special accelerated depreciation for tax purposes is recorded in the German financial statements for 1998 and prior years. This resulted in lower depreciation charges for German GAAP purposes over the remaining useful life of the prospective assets.
Upon disposal, the above differences also resulted in differing gains or losses on disposition.
Financial investment in MUEG
For German GAAP purposes, MIBRAG accounted for the investment in MUEG as of January 1, 1994 using the cost method. Under US GAAP the book value was increased to account for the equity earnings that were not distributed to MIBRAG as of that date.
2. Relocation accruals
As of January 1, 1994 for US GAAP purposes, liabilities and deferred costs of TEUR 45,357 were recognized to relocate three villages. The deferred costs are amortized in accordance with quantities of coal extracted. In accordance with German accounting principles, accruals for the relocation of villages can not be accrued earlier than two years prior to the relocation, and certain relocation costs must be expensed as incurred.

3. Investment in power plants
In 1995 and 1996, third party investors loaned TEUR 110,624 to a MIBRAG subsidiary, MIBRAG Industriekraftwerke GmbH & Co. KG (“MI“), which operates three lignite-fired power plants. The investment is structured such that the third party investors obtain accelerated tax depreciation while retaining a put option to sell their investments back to MIBRAG at predetermined prices at approximately TEUR 15,600. The third party investments were considered additions to equity as minority interests for German GAAP, while these arrangements are accounted for as a third-party loan in accordance with US GAAP.
4. Interest capitalization
Interest is expensed in the German financial statements. Interest expense related to qualified assets, however, is capitalized and depreciated for US GAAP purposes. The effect in 2005, 2004 and 2003 reflects the depreciation of amounts previously capitalized.
5. Receivables/payables at non-market interest rates
Certain accounts receivable or loans payable are recorded in the German GAAP financial statements at their nominal values. As they carry non-market interest rates, these receivables and payables were adjusted to their market values for US GAAP purposes.
6. Overburden
Overburden in the German financial statements includes depreciation on fixed assets (equipment) which are used for the waste removal. Because of the purchase accounting adjustments, a different amount of depreciation is included in overburden in the US GAAP financial statements. Additionally, overburden as of January 1, 1994 was written down to fair value.

7. Environmental and mining provisions
Certain accrued mining reclamation provisions are accrued ratably in the German financial statements. For US GAAP purposes, MIBRAG implemented SFAS 143 on January 1, 2003 and performed a complete new calculation of the asset retirement obligation (ARO) in accordance with this pronouncement at that date. In the year of adopting this new standard, MIBRAG disclosed the difference between the previous method of recognition of the endlake reserves as of December 31, 2002 (TEUR 168,532) and the new calculation of the ARO liability as of January 1, 2003 (TEUR 148,605) as a cumulative effect of initially applying SFAS 143 (cumulative effect of a change in accounting principle) in the income statement (TEUR 19,927).
8. Pension obligations
The company grants post-retirement benefits to a few employees. For US GAAP purposes the valuation and carrying amounts of pension commitments and the expenses required to cover these commitments are based on the projected unit credit method according to SFAS 87, “Employers’ Accounting for Pensions”. The method used for the valuation of pension obligations under German GAAP differs in various respects from the projected unit credit method.
9. Other
Certain costs and income in the German financial statements are capitalized or deferred for US GAAP purposes, respectively.
10. Realized/Unrealized holding gains and losses
For US GAAP purposes available-for-sale securities are accounted for according to the cost adjusted for fair value (mark-to-market) method, under which the carrying amount is adjusted at financial statement date for changes in fair value (i.e., they are carried at market value). Unrealized gains and losses for a period are excluded from earnings and reported as other comprehensive income. For German GAAP purposes these securities are accounted for at cost. If the market value is below cost, a loss is recognized for German GAAP purposes.

11. Deferred taxes
The differences noted above result in temporary differences which, when combined with tax loss carry-forwards, would result in a net deferred tax asset of TEUR 87,150 and TEUR 90,313 at December 31, 2005 and December 31, 2004, respectively. Because of available negative evidence, a 100 % valuation allowance would have been recorded at each year-end. Because no net deferred taxes were recorded for German or US GAAP purposes, no adjustment to net income or shareholders equity is listed in the preceding reconciliation.
12. U.S. GAAP Accounting Pronouncements
Adoption of accounting standards
In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS amends the accounting and classification for certain financial instruments, such as those used in most stock buy-back programs, that previously were accounted for and classified as equity. SFAS No. 150 requires that certain types of freestanding financial instruments that have characteristics of both liabilities and equity be classified as liabilities with generally recognition of changes in fair value in the income statement.
This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. For nonpublic entities, mandatory redeemable financial instruments are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the consolidated financial statements.

Recently issued accounting standards
In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets – An Amendment of APB Opinion No. 29.” APB Opinion No. 29 provided an exception to the basic measurement principle (fair value) for exchanges of similar productive assets. That exception required that some non-monetary exchanges, although commercially substantive, be recorded on a carryover basis. SFAS No. 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance – that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. SFAS No. 153 is effective for fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS No. 153 will have a significant impact on the result of operations or cash flows.
In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections – a replacement of APB No. 20 and FASB Statement No. 3. This Statement changes the requirements for the accounting for and reporting of a change in accounting principle. It applies to all voluntary changes in accounting principle, error corrections and required changes due to new accounting pronouncements which do not specify a certain transition method. The Statement generally requires retrospective application to prior period’s financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. In addition, this Statement requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. It also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for on a prospective basis. SFAS No. 154 is effective for fiscal years beginning after December 15, 2005. MIBRAG plans to implement SFAS No. 154 on January 1, 2006. The Company expects that the adoption of SFAS No. 154 will not have a material impact on the Company’s consolidated financial statements.
In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143 (“FIN No. 47”). FIN No. 47 clarifies the term conditional asset retirement obligation as used in SFAS No. 143, Accounting for Asset Retirement Obligations, and requires a liability to be recorded if the fair value of the obligation can be reasonably estimated. The types of asset retirement obligations that are covered by FIN No. 47 are those for which an entity has a legal obligation to perform an asset retirement activity, even though the timing and method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective for fiscal years ending after December 15, 2005. The Company implemented FIN No. 47 on January 1, 2005. FIN No. 47 has no significant impact on the Company’s consolidated financial statements.

In the mining industry, companies may be required to remove overburden and waste materials to access mineral deposits. The costs of removing overburden and waste materials are referred to as “stripping costs.” The Company incurs significant stripping costs in its lignite coal mining operations. In March 2005, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry. The EITF concluded that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the cost of inventory produced during the period the stripping costs are incurred. EITF No. 04-6 is effective for fiscal years beginning after December 15, 2005. The Company plans to implement EITF No. 04-6 on January 1, 2006.
Based upon MIBRAG’s deferred stripping costs recorded as of December 31, 2005, we estimate the adoption of EITF No. 04-6 will result in a significant write-down of capitalized overburden costs and an equivalent reduction of total stockholders’ equity. EITF No. 04-6 requires any adjustment from adoption to be recognized as a cumulative effect adjustment to beginning retained earnings in the period of adoption or by retrospective adjustment of our financial statements.
The Company’s mines are open pit lignite coal mines, which cover several square miles and have an estimated remaining life of 40 or more years. Because of the mining procedures used, the Company generally does not maintain any significant inventory of mined coal. Accordingly, under EITF No. 04-6, costs of removing overburden will be expensed in the period incurred. The execution of the mine plan may result in fiscal periods during which costs incurred for the removal of overburden will not bear a direct relationship to the revenue derived from the sale of coal. This may result in a degree of variability in the future reported earnings of the Company.
In June 2005, the FASB ratified EITF Issue No. 05-5, Accounting for Early Retirement or Postemployment Programs with Specific Features (such as Terms Specified in Altersteilzeit Early Retirement Arrangements). Altersteilzeit (ATZ) in Germany is incentive and benefit program towards early retirement. Companies are required to recognize the salary ratably over the active service period. Accruals for Company-granted bonuses shall be recorded ratably from the date the individual employee enrolls in the ATZ arrangements to the end of the active service period. EITF No. 05-5 is effective for fiscal years beginning after December 15, 2005. MIBRAG plans to implement EITF No. 05-5 on January 1, 2006. The Company expects that the adoption of EITF No. 05-5 will lead to a decrease in the accruals and an increase in the shareholders’ equity in the Company’s consolidated financial statements.

NOTE D            CONCENTRATION OF CREDIT RISK AND LONG-TERM COAL SALES AGREEMENT
     MIBRAG mbH markets its coal principally to electric utilities in Germany. As of December 31, 2005 and 2004 accounts receivable from electric utilities totaled TEUR 27,684 and TEUR 24,677, respectively. Credit is extended based on an evaluation of the customer’s financial condition. Credit losses are provided for in the financial statements and consistently have been minimal.
     MIBRAG mbH is committed under several long-term contracts to supply raw brown coal and whirl fine coal to the Schkopau power station and the Lippendorf power station. Under the terms of the Schkopau Agreement, MIBRAG mbH may deliver annually up to 5.8 million tons of coal. The agreement is in effect until 2010, with an option for the purchaser to extend the agreement for another 10 years. The price to be paid by the Schkopau power station is a fixed price adjusted by an annual escalation rate.
     The Lippendorf Agreements provide for deliveries of up to 10 million tons of raw brown coal per year from 1999 through 2040 with an option for the customers to extend for an additional 3-year period. These Agreements were closed with Vereinigte Energiewerke AG (VEAG), Berlin, E.ON Kraftwerke GmbH, Hanover, and EnBW Lippendorf Beteiligungsgesellschaft mbH, Stuttgart. The price to be paid by the Lippendorf power station is a base-price with escalation and adjustment based on quality of the coal delivered. The first bloc of the new Lippendorf power station went into full operation in October 1999 and the second bloc went into effect in May 2000.
     A substantial portion of the Company’s coal reserves is dedicated to the production of coal for such agreements.

NOTE E BVS SETTLEMENT 2002
In the fourth quarter of 2002, MIBRAG mbH successfully negotiated with Bundesanstalt fuer vereinigungsbedingte Sonderaufgaben (“BvS”) amendments to the original agreement on transportation credit matters that had been entered into with the German government in 1993. The amendments were effective as of January 1, 2002. As a result of those negotiations, a settlement agreement was concluded replacing annual payments to be received by MIBRAG mbH over 18.75 years from the German government with a one-time, up-front payment totaling TEUR 383,225, which was recorded as deferred income (special item for investment subsidies and incentives). MIBRAG mbH also capitalized TEUR 251,710 for coal transportation rights (intangible assets) and TEUR 140,478 for mining rights (land and mining property) acquired through the settlement agreement. Both the deferred revenue and the rights will be amortized straight-line over the term of the contract of 18.75 years. As of December 31, 2005, the book values for coal transportation rights amounts to TEUR 198,012 (2004: TEUR 211,436) and for the mining rights TEUR 110,509 (2004: TEUR 118,002).
NOTE F INTANGIBLE ASSETS

	December 31,	December 31,
	2005	2004
	TEUR	TEUR
Concessions, trade marks, patents and licenses cost	312,614	304,448
Less: accumulated amortization	(64,154)	(48,300)

Net book value	248,460	256,148

The aggregate amortization expense for amounted to TEUR 16,835 (2005), TEUR 14,096 (2004) and TEUR 14,099 (2003). For each of the following years the aggregate amortization expense is estimated to be:

TEUR
2006:	16,908
2007:	16,900
2008:	16,823
2009:	16,803
2010:	16,659

NOTE G PROPERTY, PLANT AND EQUIPMENT
The major categories of fixed assets are the following:

	December 31,	December 31,
	2005	2004
	TEUR	TEUR
Property, plant and equipment
cost — land and land rights	189,238	187,363
— buildings	139,385	137,801
— strip mines	66,943	57,372
— technical equipment and machinery	835,661	809,094
— factory and office equipment	115,168	111,388
— payments on account and assets under construction	19,658	20,672

Total cost	1,366,053	1,323,690

Less: accumulated depreciation	(874,829)	(839,789)

Net book value	491,224	483,901

The line item strip mines includes the reconstruction cost incurred up to July 1, 1990 in respect of the mining pits of Profen and Schleenhain. Depreciation has been provided according to actual extraction of coal from the mine in relation to the total coal volume in the mine. The construction cost of strip mines include the cost for the removal of ground cover up to the coal banks as well as the removal of rock banks until the installation of production equipment and the commencement of raw brown coal production is possible. In 2004, a new mining field (Schwerzau) within the mine Profen was opened leading to additions to the strip mines. In the fiscal year 2005 further additions to the strip mines amounted to TEUR 9,571.
Total depreciation charges are as follows: TEUR 52,912 (2005), TEUR 52,498 (2004), and TEUR 55,483 (2003), including normal depreciation and unplanned depreciation.
NOTE H PARTICIPATIONS (INCLUDING ASSOCIATED COMPANY)
MIBRAG’s investment in MUEG is accounted for using the equity method. MUEG was founded in 1990 and coordinates the waste disposal activities in the Central German brown coal area. The equity value is TEUR 6,952 and TEUR 6,757 as of December 31, 2005 and 2004, respectively and the cost basis is TEUR 6,740 and TEUR 6,740 at December 31, 2005 and 2004.
Investments in three other companies are accounted for at cost.

NOTE I LOAN RECEIVABLE FROM PARTICIPATIONS
In 1995, MIBRAG sold its district heating network assets to a company in which it holds a participation. The sales price is being repaid in equal installments of TEUR 375 over a period of 25 years. The interest rate is currently 5.0 percent.
The fair market value of the loan approximates the book value, which amounted to TEUR 4,549 and TEUR 4,924 at December 31, 2005 and 2004, respectively.
NOTE J OTHER LOAN RECEIVABLES
The other loans were granted to the third party investors in a subsidiary of MIBRAG mbH. These loans were financed by a borrowing from KfW (Kreditanstalt fuer Wiederaufbau). KfW granted MIBRAG mbH a loan of TEUR 52,663 due on December 30, 2005 at interest rates between 6.26 % and 6.82%. The loan was repaid by the Company at the end of 2005. The balance of the loan to the investors as of December 31, 2005 and 2004 amounted to TEUR 10,626 and TEUR 15,288, which approximates the fair value as of these dates. The loans to the third party investors of the subsidiary of MIBRAG mbH were granted at the same conditions as those applicable to the loan between MIBRAG mbH and KfW.
NOTE K OVERBURDEN
The reconciliation of the overburden costs is as follows:

	December 31, 2005		December 31, 2004
		Value		Value
	Million tons	TEUR	Million tons	TEUR
Profen	21.3	80,539	20.7	77,223
Schleenhain	24.1	75,494	22.1	72,590

	45.4	156,033	42.8	149,813

The basis for the determination of the overburden is the total quantity of partially exposed raw brown coal.

NOTE L TRADE RECEIVABLES
Trade receivables were disclosed in the balance sheet, net of allowances, as follows:

	December 31, 2005	December 31, 2004
	TEUR	TEUR
Trade receivables	35,056	31,402
Less allowances	(276)	(251)

	34,780	31,151

NOTE M OTHER INVESTMENTS
Other investments totaled TEUR 36,534 and TEUR 36,537 at December 31, 2005 and 2004, respectively. The balance consists of investment funds of MI (TEUR 35,938 and TEUR 35,938 at December 31, 2005 and 2004, respectively), which were specially set up to reinvest the additional liquidity resulting from the entry of new investors into a subsidiary of MIBRAG and to short-term investments (TEUR 0 and TEUR 539) at December 31, 2005 and 2004, respectively.
Interest on other investments of TEUR 1,279, TEUR 1,995, and TEUR 2,195 were disclosed in interest income in 2005, 2004 and 2003, respectively.
NOTE N ACCRUALS FOR PENSIONS AND SIMILAR OBLIGATIONS
The provision relates primarily to briquette benefit claims of active and retired employees on the basis of the collective bargaining agreement of November 9, 1993 in respect to briquette benefit claims. Individuals entitled must be employees of the Company at the date of retirement. The right does not vest and lapses with early termination of the working relationship or upon receipt of social plan benefits.
The calculation is based on an actuarial valuation, which takes into account the right to the redemption value of EUR 95.00 per metric ton of briquettes as specified in the collective bargaining agreement, the employees entitled to benefits as of December 31, 2005, and official mortality tables. In 2005 there has been made an update of the mortality table of Germany according to a more realistic living expectation and changes in generations.
Due to an amendment to this collective bargaining agreement in 2004, these future payments to the employees were changed into a one-time payment to the employees resulting in a reduction of the liability.

In addition, pension obligations for early retirement benefits were accrued. These amounts have also been calculated on the basis of actuarial valuations.
NOTE O TAXATION ACCRUALS
MIBRAG accrued TEUR 289 (2004: TEUR 330) for property taxes.
In 2005, three subsidiaries of MIBRAG had to pay municipal trade taxes. As of December 31, 2005 accruals for municipal trade taxes had to be accrued for this purpose in the subsidiaries MI KG (TEUR 931), MBEG (TEUR 6) and GALA (TEUR 20). These subsidiaries do not have any tax loss carry forwards for municipal trade taxes anymore.
The income taxes paid in 2005 amounting to TEUR 144 (2004: TEUR 67; 2003: TEUR 23). In the current year, the parent company (TEUR 102) and other consolidated companies (MBEG TEUR 8 and GALA TEUR 34) had to pay corporate income taxes. The German income tax rate applicable to MIBRAG (corporate income tax, solidarity surcharge, municipal trade tax) is 36.26 % in 2005 (2004: 35.98%, 2003: 35.98%). For this purpose accruals for outstanding balances were posted in the following subsidiaries: MBEG (TEUR 4) and GALA (TEUR 9). In 2004 and 2003, MIBRAG did not provide accruals for income taxes under German GAAP because of tax losses brought forward from prior years for all consolidated companies.
Due to tax loss carry forwards the Company has an effective tax rate of 8.01% (2004: 7.87%, 2003: 0%)
Deferred tax assets and liabilities have not been recorded because there are no significant differences between the German GAAP financial statement and the tax bases of the assets and liabilities. The recording of a deferred tax benefit for net loss carry-forwards is prohibited under German GAAP.
At December 31, 2005 the Company had approximately TEUR 249.456 net operating loss carry-forwards for corporate income tax purposes and TEUR 326.704 for municipal trade tax purposes, which do not expire and may be applied against future taxable income.

NOTE P ENVIRONMENTAL AND MINING PROVISIONS
The following is a summary of environmental and mining provisions:

	December 31, 2005	December 31, 2004
	TEUR	TEUR
1) Mining reclamation provisions	165,926	162,233
2) Provision for environmental measures	5,040	5,040
3) Landscaping	4,341	4,285
4) Planting	1,884	1,001
5) Relocation of villages	17,219	19,941
6) Other accruals for mining and landscaping	3,031	0

	197,441	192,500

1) Mining reclamation provisions
MIBRAG is responsible for reclaiming the mines Profen and Schleenhain. The mining field reclaimation of the Profen and Schleenhain mines after the ceasing of production is planned for 2029 to 2046 and 2041 to 2073, respectively. A legally binding closure plan laying down the principles for action plans in accordance with the Federal Mining Law (Bundesberggesetz) is normally approved by the relevant mining authorities two years in advance to the commencement of production. The liability to reclaim the area exists from the start of mining activities. In each year of coal extraction the reclaimation costs are accrued ratably using the relation of the coal mined to the total coal mine volume.
The calculation of the total cost for reclaiming mining fields has been made on the basis of a third party opinion and estimations on the basis of current prices. These costs consist mainly of costs for reconstruction, bank reinforcement, dewatering and watering.
For the future reclamation of the Schleenhain mine, a new opinion was made in 2004 indicating that the estimated total redevelopment expenses would not significantly change.
In 2002, a new opinion for the future reclamation of the Profen mine was made indicating increased total redevelopment expenses. Therefore an additional amount of TEUR 2,733 was accrued as of January 1, 2002.

2) Provision for environmental measures
The provision for the environmental measures is determined in respect to disposal sites and old locations of MIBRAG mbH in refinement and mining areas on which waste deposits can be found. The accrued amount is derived from article 19.3 of the purchase and sales agreement. Qualifying costs that exceed the provision are to be reimbursed by the Bundesanstalt fuer vereinigungsbedingte Sonderaufgaben (BvS).
3) Landscaping
This provision includes costs for reclaiming disposal areas and leveling the area outside the embankments. These costs relate solely to continuous landscaping, while costs for closing down landscaping are included in certain mining provisions.
4) Planting
Provision is made for costs in connection with temporary planting as of December 31, 2005 and December 31, 2004.
5) Relocation of villages
The provision for the relocation of villages is in respect to the relocation of municipalities, which is necessary for the expansion of the Profen and Schleenhain mines. The calculation of the provision is based on a method that takes into account the cost for project planning, infrastructural development, cemetery relocation, demolition and landmark preservation. The provision is accrued in equal annual amounts, commencing two years before the relocation starts and ending in the middle of the relocation year.
6) Other accruals for mining and landscaping
In 2005, a reclassification of accruals for coal-mining subsidence damages (TEUR 2,531) was made from other accruals to environmental and mining provisions. Additionally, accruals for landscaping and planting at the area of the former briquette factory were newly formed in 2005 amounting to TEUR 500.

NOTE Q OTHER ACCRUALS
Accrued liabilities are as follows:

	December 31, 2005	December 31, 2004
	TEUR	TEUR
1) Severance payments	10,043	11,211

2) Personnel expenses
— Employment anniversaries	1,162	1,134
— Vacation and other compensated absences	490	434
— Other	1,372	1,347

	3,024	2,915

3) Remaining accruals	7,061	8,480

	20,128	22,606

1) Severance payments
Bases for the provisions are signed social plan framework agreements in which the measures for the personnel adjustments are defined. The employees are entitled to a one-time severance payment if the company initiates termination or in case of retrenchments. The severance payments are limited to TEUR 26 per person. Employees participating in early retirement programs are entitled to additional compensation, mainly for the reduction in statutory pension payments due to early retirement.
2) Personnel expenses
MIBRAG mbH grants awards in recognition of long service in the Company, based on the collective bargaining agreement dated January 1, 1992 and the Company agreement dated October 1, 1995. The employees are entitled to financial awards, which increase in proportion to their employment periods. The valuations of the benefits were based on actuarial valuations.
The liability for vacation and other compensated absences arises from the days and shifts outstanding at balance sheet dates, which have been determined for each employee.
The accrual for profit sharing is calculated based on the actual net income of the MIBRAG Group excluding extraordinary items and based on the achievement of goals in working safety.

3) Remaining accruals
Composition:

	December 31, 2005	December 31, 2004
	TEUR	TEUR
Outstanding invoices	3,072	3,125
Mine damages	0	2,240
Water usage fees	194	484
Professional service and litigation	1,688	1,226
Others	2,107	1,405

	7,061	8,480

NOTE R LIABILITIES TO BANKS
Liabilities to banks consist of the following:

	December 31, 2005	December 31, 2004
	TEUR	TEUR
a) Loan to finance the power stations
— build up the power station of Waehlitz	42,712	46,272
— modernization of the power stations in Deuben and Mumsdorf	23,598	28,318
— finance the additional paid-in capital by the investors of MI	0	15,288
b) Loan to finance the Schleenhain mine investments	8,482	47,894
c) Loan for home construction	1,630	1,867
d) Commerzbank Refinancing credit facility	42,000	0
Commerzbank Revolver credit facility	29,000	0
e) Deferred interest	162	439

	147,584	140,078

Liabilities to banks rose by TEUR 7,506 at December 31, 2005 in comparison to December 31, 2004.

a) Loan to finance the power stations
These liabilities refer to three loans from the Kreditanstalt fuer Wiederaufbau, Frankfurt/Main.
The first loan was granted December 9, 1992 for the construction of a raw brown coal powered industrial power station in Waehlitz of TEUR 71,187. The interest rate is currently at 5 % per annum. The loan period is 25 years. The repayments are due in 40 equal amounts commencing from June 30, 1998.
On April 3, 1995 two additional loan agreements were closed with Kreditanstalt fuer Wiederaufbau (KfW). One of these contracts was closed for partially financing the modernization and reshaping of both industrial power plants in Deuben and Mumsdorf (TEUR 61,355). The redemption period is 13 years starting on December 31, 1998. Interest has to be paid between 6.04 % and 6.80 % for the respective tranches.
The other loan at the amount of TEUR 52,663 was granted to partially finance the limited partner capital contribution of investors. The redemption period is 13 years. In 1996, the loan proceeds were received by MIBRAG (TEUR 52,663). In 2002, MIBRAG made principal payments of TEUR 4,602. The interest rates are between 6.26 % and 6.82%. In the fiscal year MIBRAG paid back the remaining amount of the loan. In this connection MIBRAG has borrowed new loans. We would like to refer to point d).
b) Loan to finance the Schleenhain mine investments
In 1997 and 1998, loan contracts were entered into with four banks to finance the capital expenditures at the Schleenhain mine, especially the construction of the blending yard and environmental measures for the conveyor belts. In 1998 TEUR 61,355 and in 1999 TEUR 10,226 were borrowed at interest rates between 3.5 % and 5.4 % per annum, which are adjusted in the years after. In the fiscal year MIBRAG paid back a main part of the loans. In this connection MIBRAG has borrowed new loans. We would like to refer to point d).
Interest expense for the loans to point a) and b) amounted to TEUR 7,773, TEUR 8,755 and TEUR 8,571 in 2005, 2004, and 2003, respectively.
c) Loan for home construction
The loans for home construction were granted by the Deutsche Bank AG and the Nord LB for relocation-related home construction purposes in Hohenmoelsen.

For the loan granted by Deutsche Bank AG amounting to TEUR 1,333, an interest rate of 5.6 % was set for a period ending 2007. For the two loans granted by Nord LB at the amounts of TEUR 624 and TEUR 861 there are no interest payments due until 2007 and 2010, respectively. Thereafter, the rate is fixed at 8 % per annum.
d) Commerzbank Refinancing and Revolver credit facilities
In the fiscal year, MIBRAG signed a loan agreement for a total of TEUR 105,000 with a consortium of banks led by the Commerzbank. Until December 31, 2005 MIBRAG called TEUR 71,000 of that loan, thereof TEUR 42,000 are for refinancing (first tranche of TEUR 15,000 had a fixed rate of interest of 4.191 % p. a. and the second tranche of TEUR 27,000 had a fixed rate of interest of 4.317 % p. a.) and additional TEUR 29,000 were used for a short-term financing at a variable interest rate between 3.513 and 3.533 % p. a.
NOTE S OTHER PAYABLES
The other payables refer to:

	December 31, 2005	December 31, 2004
	TEUR	TEUR
Tax authorities	4,001	3,865
Wages and salaries	3,317	3,302
Social security contributions	2,525	2,479
Tax lease	928	1,237
Others	1,434	1,348

	12,205	12,231

NOTE T MATURITY PERIODS OF LIABILITIES
The maturity periods of liabilities (in TEUR) are as follows:

	Liabilities to	Payments	Trade	Payables to	Other	Total
	banks *)	received	payables	participations	payables
Balance as of December 31, 2005	147,584	59	15,075	2,613	12,205	177,536
thereof: maturity period
— up to 1 year	40,276	59	14,882	2,613	11,369	69,199
— 1-5 years	60,461	0	193	0	836	61,490
— more than 5 years	46,847	0	0	0	0	46,847
*) Liabilities to banks are collateralized by mortgages at an amount of TEUR 67,940.
Annual maturities of liabilities to banks are as follows:

Year of maturity	Amount in TEUR
2006		40,276
2007	16,238
2008	15,923
2009	14,649
2010	13,651

		60,461
Thereafter		46,847

Total		147,584

The estimated fair value of the Company’s liabilities to banks approximates the carrying value.

NOTE U COMMITMENTS AND CONTINGENCIES
From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of business. At December 31, 2005 the Company was not aware of any legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company’s business, financial condition, or results of operations.

	December 31,	December 31,
	2005	2004
	TEUR	TEUR
Guarantees for indebtedness of others	13,256	13,256
Other contractual obligations	87,700	80,400
The other contractual obligations refer to long-term investment projects in the mines Profen and Schleenhain.MIBRAG leases office equipment, railway-carriages and vehicles as well as vending machines, expiring at various dates. Rental and lease expenses amounted to TEUR 612, TEUR 684 and TEUR 819 in the years ended December 31, 2005, 2004, and 2003 respectively.
With the operators of the Lippendorf power plant a long-term raw brown coal supply contract was concluded which obliges MIBRAG to guarantee the annual delivery of 10 million tons of raw brown coal to the power plant over a period of 40 years. This contract was closed assuming the relocation of the Heuersdorf village. Some of the inhabitants of that village try to remain the village in its current place resulting in legal disputes with the Company and legal proceedings. It is planned that the excavators will be mining through the Heuersdorf area in 2009. Management of MIBRAG believes that the plan will be realized. However, substantial delay or the mining around that village may have a material impact on the future earnings situation of the Company.

NOTE V SEGMENT INFORMATION
MIBRAG operates as one segment. Sales were exclusively achieved in Germany, and all long-lived assets are located in Germany. Sales were almost completely limited to the new German Federal States, mainly to Saxony-Anhalt, Thuringia and Saxony.
Net sales by product and service:

	2005	2004	2003
	TEUR	TEUR	TEUR
Raw brown coal and coal products	236,890	239,232	249,229
Electrical power, heating and steam	30,382	28,814	28,074
Other products and services	1,818	2,414	3,853
Further charging of transport services, ash disposal and others	22,018	23,104	22,700

	291,108	293,564	303,856

Several major customers account for 10 % or more of MIBRAG’s revenues. As a percentage of total sales such customers accounted for 27%, 23%, 12 % and 10 % in 2005; 24%, 24 % and 12 % in 2004 and 23%, 23 % and 12 % in 2003.
NOTE W RELATED PARTY TRANSACTIONS
Agreements for consulting and management services were closed in respect to the mining operations and the refinement facilities between MIBRAG and two subsidiaries of the common parent companies. These contracts determine certain consulting services to be provided by the two subsidiaries Washington Group Deutschland GmbH (WGD) (former: Morrison Knudsen Deutschland GmbH) and Saale Energie Services GmbH (SES) to MIBRAG or its subsidiaries. MIBRAG is obliged to determine and pay the cost-related remuneration for these services. Expenditures for MIBRAG amount to TEUR 8,755, 8,755, and TEUR 8,755 for 2005, 2004, and 2003, respectively. As of December 31, 2005 and 2004, MIBRAG still had liabilities amounting to TEUR 84 and TEUR 84, respectively towards WGD and SES for the provision of these services.

Part of the lignite deliveries from 2002 to 2005 to the Schkopau power plant were sales to Saale Energie GmbH (SEG), which is a subsidiary of the 50 % shareholder of MIBRAG — NRG Energy Inc. SEG is operating two blocs of the Schkopau power station with 400 mega watts. Sales to SEG amounted to TEUR 33,174, TEUR 31,066, and TEUR 34,025 in 2005, 2004, and 2003, respectively. The conditions of delivery are the same as to the other (third party) operator of the Schkopau power plant. As of December 31, 2005 and 2004, MIBRAG disclosed receivables of TEUR 3,960 and TEUR 3,634 respectively from SEG.